The Jones Group Inc.

1411 Broadway

New York, NY 10018

February 27, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brigitte Lippmann
cc:	John Reynolds
cc:	Ronald E. Alper

Re:	The Jones Group Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2014
File No. 001-10746

Dear Ms. Lippmann:

In connection with the filing by The Jones Group Inc. (the “Company”) of Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-10746, filed on February 27, 2014, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Jones Group Inc.

By:	/s/ Ira M. Dansky
	Name:	Ira M. Dansky
	Title:	Executive Vice President, General Counsel and Secretary

cc:	Beth Dorfsman, Esq. (The Jones Group Inc.)
George Schoen, Esq. (Cravath, Swaine & Moore LLP)